As filed with the Securities and Exchange Commission on September 27, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-8

                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                               ESYNCH CORPORATION

                 Delaware                                  87-0461856
          ----------------------                     --------------------
    (State or other jurisdiction                 (I.R.S. Employer I.D. Number)
  of incorporation or organization)

                          3511 W. Sunflower Ave. # 250
                                Santa Ana, CA 92714
                                 (714) 258-1900
--------------------------------------------------------------------------------
   (Address and telephone number of registrant's principal executive offices)

                                Thomas Hemingway
                             Chief Executive Officer
                               eSynch Corporation
                           3511 W. Sunflower Ave. # 250
                                Santa Ana, CA 92714
                                 (714) 258-1900
--------------------------------------------------------------------------------
            (Name, Address and telephone number of agent for service)

                                    Copy to:
                             NACCARATO & ASSOCIATES
                              Owen Naccarato, Esq.
                           19600 Fairchild, Suite 260
                                Irvine, CA 92612
                                 (949) 851-9261


                         CALCULATION OF REGISTRATION FEE


Title of Each
Class of Securities      Amount Being    Estimated Price       Aggregate            Amount of
To Be Registered         Registered      Per Unit/Share(1)     Estimated Price      Registration Fee
Common Stock             16,550,000      $0.03                 $496,50              $45.68
par value  $.001


(1) Estimated solely for the purpose of determining the amount of registration fee and pursuant to Rules 457(c) and 457 (h) of the General Rules and Regulations under the Securities Act of 1993, based upon the average of the bid and asked prices per share of the registrant's common stock reported by the OTC Nasdaq Stock Market on September 18, 2002.

                                EXPLANATORY NOTE

                  This registration statement registers offers and sales of shares of common stock, issuable upon the exercise of options granted under our Amended 1999 Stock Incentive Plan, that may include shares that constitute "control securities" under General Instruction C to Form S-8. These control securities may be offered and sold on a continuous or delayed basis in the future under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act").

This registration statement contains two parts. The first part contains an "offer prospectus" prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of Form S-8). The second part contains information required in the registration statement pursuant to Part II of Form S-8.

_____________________________________________________________________________

                                OFFER PROSPECTUS
                               ESYNCH CORPORATION

16,550,000 Shares of Common Stock under the 1999 Amended Stock Incentive Plan of
                               ESYNCH Corporation

The shares we are registering are either currently held by or will be issued to certain of our stockholders upon the exercise of stock options granted under our Amended 1999 Stock Incentive Plan. We will pay the expenses of registering the shares.
Our common stock is quoted on the NASD Over-The-Counter Bulletin Board under the symbol "ESYN." The last reported sale price of the common stock on the Nasdaq National Market on September 18, 2002 was $0.03 per share. You should carefully consider the "Risks Factors" section beginning on page 3 of this Offer Prospectus. These shares have not been approved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined whether this Prospectus is complete or accurate. Any representation to the contrary is a criminal offense.

            THE DATE OF THIS OFFER PROSPECTUS IS SEPTEMBER 27, 2002.

                                TABLE OF CONTENTS


SUMMARY INFORMATION                                         5

THE COMPANY'S BUSINESS                                      5

RISK FACTORS                                                6

FORWARD LOOKING AND CAUTIONARY STATEMENT                   12

USE OF PROCEEDS                                            12

SELLING STOCKHOLDERS                                       12

PLAN OF DISTRIBUTION                                       13

DESCRIPTION OF CAPITAL STOCK                               14

INTERESTS OF NAMED EXPERTS AND COUNSEL                     21

MATERIAL CHANGES AND SUBSEQUENT EVENTS                     21

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE          21

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES             22

                          PROSPECUS SUMMARY INFORMATION

This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information contained in this prospectus and all other information, including the financial information and statements with notes, referred to in this prospectus as discussed in the "Where You Can Find More Information" section of this prospectus.


                             THE COMPANY'S BUSINESS

The Company's business model plans to include managed hosting and services including Netsourcing (network outsourcing) solutions and continue providing digital rights management as well as advanced Internet streaming media products and services to dealers, value-added resellers and web designers. The Company also markets and distributes software utility products to consumers over the Internet.

In July 2002, eSynch recently acquired irrevocable voting rights of Nacio Systems. Nacio Systems is one of the early leaders in the managed hosting and managed services market providing full-service high performance, commercial-grade Internet connectivity and wide area networks solutions for businesses that rely on the Internet for daily operations. This includes managed server hosting, co-location, and a full range of managed services including robotic backup, terabyte-level storage, and server clustering along with true ``N+2'' fault-tolerance and Telco-quality ``5 nines'' reliability (99.999% uptime) for managed services. eSynch entered into an irrevocable escrow agreement to acquire all of the outstanding common and preferred shares of Nacio Systems, subject to a successful completion of the plan of reorganization.

The Company may be contacted at:
eSynch Corporation
3511 W. Sunflower Ave. # 250
Santa Ana, CA 92714
(714) 258-1900

                                  RISK FACTORS

There are various risks in the common stock, including those described below. Additional risks, and uncertainties not presently known to us or that we currently deem immaterial, may also impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the shares of our common stock that you purchase could decline in value and you may lose all or part of your investment. You should consider carefully these risk factors before you decide to purchase our shares.

WE HAVE ENTERED INTO AN IRREVOCABLE ESCROW AGREEMENT TO ACQUIRE ALL OF THE OUTSTANDING COMMON AND PREFERRED SHARES OF NACIO SYSTEMS, SUBJECT TO A SUCCESSFUL COMPLETION OF THE PLAN OF REORGANIZATION.

The Company recently entered into an irrevocable escrow agreement to acquire all of the outstanding common and preferred shares of Nacio Systems, subject to a successful completion of the plan of reorganization. The Company will file disclosure information with the SEC. The information will be made available by the Company. Copies can be obtained from the SEC when available.

Additionally, this agreement includes certain risk factors. Some of the risks that may affect our ability to integrate or realize any anticipated benefits from a merger include those associated with:

* unexpected losses of key employees or customers of either company;

* conforming the two companies' standards, processes, procedures and controls;

* coordinating new product and process development;

* hiring additional management and other critical personnel;

* increasing the scope, geographic diversity and complexity of our operations;

* difficulties in consolidating facilities and transferring processes and know-how;

* other difficulties in the assimilation of acquired operations, technologies or products;

* diversion of management's attention from other business concerns; and

* adverse effects on existing business relationships with customers.

The risks and uncertainties concerning consummating the planned merger could adversely affect the proposed combination.

The potential combination would result in changes to the Company, its prospects, its management, control people, assets, liabilities, and other material factors. Risks and uncertainties that have historically or could potentially affect Nacio, could thereafter, if a transaction is completed, affect the Company or its shareholders as well. Even if the transaction is not consummated, stock market price volatility and events that may affect or have affected Nacio could or may affect the Company as well.

No assurances are intended that the transaction will result in actual cost savings, synergies or improvements.

WE HAVE A LIMITED OPERATING HISTORY AND REVENUES HAVE BEEN MINIMAL TO DATE

To date we have generated only minimal revenues. As a result, we have not yet generated significant cash from operations and have had to rely on proceeds from sales of our shares to fund our operations. Also we have only a limited operating history on which our business can be evaluated and our business must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development that are entering into new and rapidly evolving markets. These risks include the following:

* The limited resources that we have to compete with more established competitors who have greater brand name recognition and greater resources.

* The need to raise additional capital to sustain operations and the absence of any assurance that such financing will be obtainable, when needed, on acceptable terms, if at all.

* The need to establish alliances or partnerships with established companies.

* The need to develop brand name recognition and to continually strengthen customer loyalty and satisfaction.

* Uncertainty as to our business model.

* Anticipated continued losses from operations.

* The difficulties of managing growth.

* The difficulties of anticipating and adapting to technological, market and other changes.

* The difficulties of attracting, integrating and motivating qualified personnel.

We must, among other things, successfully implement and execute our business and strategy, continue to develop and upgrade our technology, enhance our services and products to meet the needs of a changing market, and provide superior customer service.

OUR FUTURE OPERATING RESULTS ARE UNPREDICTABLE

Our operating results are unpredictable and we expect them to fluctuate in the future due to a number of factors, many of which are outside our control. These factors include:

* The ability of competitors to provide services and products that are competitive with our own.

* Competition from larger companies with greater brand name recognition or greater financial, marketing or management resources than those available to us.

* Adverse changes in consumer trends or general economic conditions.

* Our ability to keep pace with technological developments.

As a strategic response to changes in the competitive environment, we may from time to time make certain decisions that temporarily harm our business. As a result, our operating results at times may be below expectations. If this happens, it is likely that the value of our common stock would decline.

WE NEED ADDITIONAL CAPITAL

Our business model indicates that it is likely that we will incur operating losses over the next several months. As a result of those losses and the funds needed for managing acquisitions, working capital and infrastructure development, we anticipate that we will have to raise substantial additional capital to sustain us during this period. We may not be able to obtain the financing that our business requires. Even if we can obtain financing when it is needed, it may not be on favorable terms. In addition, a financing could have the effect of reducing the percentage of our shares owned by our existing stockholders, including investors purchasing shares in this offering. A financing could have the additional effect of diluting or reducing the value of the outstanding shares. We may sell shares or grant options or warrants to buy shares at prices lower than the prevailing value of your shares.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OPERATIONS

Thomas Hemingway and others play a key role in our operations and in the further development of our business. The loss of the services of any of them could adversely impact our business and chances for success.

A FAILURE TO ATTRACT KEY PERSONNEL COULD ADVERSELY AFFECT OUR PLANS

Our performance also will greatly depend on our ability to hire, train, retain and motivate additional officers and other key employees. However, competition for highly skilled managerial, technical, marketing and customer service personnel is intense. We may not be able to successfully attract, integrate or retain sufficiently qualified personnel and, in that event, our business could suffer.

WE FACE COMPETITION IN THE MARKETS WE SERVE

There is intense competition among companies selling services and products on the Internet. Increased competition is likely to bring both strong price and quality competition. As a result, in order to remain competitive, we might have to make additional expenditures on research and development, marketing, and customer service or reduce our pricing, or both, which would adversely affect our ability to achieve and maintain profitability.

There are several other companies involved in hosting, media and digital distribution channels that have far greater financial and management resources and greater name brand recognition than we have. Their competition could make it difficult for us to attract new and retain existing users of our services.

THERE IS A SPORADIC TRADING MARKET FOR OUR COMMON STOCK

The public market for our common stock is sporadic. After this offering, you may not be able to resell your shares at or above the price you paid due to a number of factors, including:

* actual or anticipated fluctuations in our operating results.

* changes in expectations as to our future financial performance. * availability of additional shares of common stock for public sale.

* changes in securities analysts' financial estimates.

* the operating and stock price performance of our competitors and other comparable companies.

VOLATILITY AND STOCK MARKET RISK

In addition, the stock market in general, and the stocks of web-based businesses in particular, have experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

A LARGE AMOUNT OF SHARES WILL BECOME AVAILABLE FOR FUTURE SALE

We expect the trading price of our common stock to fluctuate depending on the supply of our shares in the public market. We estimate that the amount of our shares traded publicly, on a daily basis, has not been more than 5,500,000. That represents less than 6% of the number of shares that are outstanding on a fully diluted basis. Many of the other shares that are outstanding or issuable are, or will within the next 6 months become, available for sale in the public market. Rule 144, this offering, and our registration of shares under the 1999 Stock Incentive Plan or other options will result in a large number of shares being available for public sale as compared with the number of shares historically traded. A large supply of shares, unless met by an equal or greater demand, could result in lower trading prices.

SALES BY THE SELLING STOCKHOLDERS COULD DEPRESS OUR STOCK PRICE

The availability of shares and trading prices may fluctuate based upon factors other than the intrinsic value of our stock. The Selling Stockholders may act independently of each other and cause confusion in the market. The Selling Stockholders have not informed us of an intention to sell shares through underwriters and may sell through ordinary broker transactions.

Purchasers of common stock in this offering may be affected by subsequent sales by the Selling Stockholders. Because the conversion rate of the Series J, K and M Convertible Preferred will increase when the share price of the common stock is lower, the holders of Series J, K and M Preferred Stock may elect to convert at times when it is disadvantageous to holders of common stock.

As of September 9, 2002, 61.5, 25.5 and 196.9 shares of Series J, K and M Convertible Preferred Stock were issued and outstanding respectively. The Convertible Preferred shares are convertible into such number of shares of common stock as is determined by dividing the principal amount thereof by the then current conversion price. If converted on September 9, 2002, the Convertible Preferred Stock would have been convertible into approximately 167,438,528 shares of common stock, but this number of shares could prove to be significantly greater in the event of a decrease in the trading price of the common stock. Purchasers of common stock could therefore experience substantial dilution of their investment upon conversion of the Convertible Preferred Stock. The Convertible Preferred Stock is not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

FUTURE ISSUANCES OF STOCK COULD ADVERSELY AFFECT HOLDERS OF COMMON STOCK

The Board of Directors is authorized to issue additional shares of preferred stock without approval from holders of common stock. Preferred stock can have rights and preferences, as may be determined by the Board of Directors, which are senior to the common stock. The Board of Directors is authorized to issue additional shares of common stock without approval from holders of common stock. Additional common stock may be issued or reserved for issuance on terms and at prices as may be determined by the Board of Directors. Among other things, such authority may make it more difficult for a person to acquire the Company. In turn, this may make it less likely that holders of common stock will receive a premium price for their shares.

WE RUN A RISK OF SYSTEM CAPACITY CONSTRAINTS AND SYSTEM FAILURE

We are largely dependent upon our communications and computer hardware and software. A high volume of traffic and transactions on our servers could exceed their capacity. If our digital content were to load slowly, customer may be driven away. Based on our experience and the experience of other e-commerce companies, we anticipate that we will experience periodic system interruptions in the future. Any system interruptions that result in the unavailability of our service or in reduced customer activity could lead our users to seek out our competitors. In such an event, we might have to incur additional marketing costs to get our customers to return to our servers. Also our systems are vulnerable to damage from earthquake, fire, flood, power loss, telecommunication failure, break-in and similar catastrophic events. A substantial interruption in the operability of these systems would harm our business. We also do not have any business interruption insurance that would compensate us for any resulting losses we might incur.

OUR INTERNET BUSINESS IS VULNERABLE TO THIRD PARTY MISCONDUCT

Despite our implementation of network and firewall security, our servers are vulnerable to computer viruses, physical or electronic break-ins, deliberate attempts by third parties to exceed the capacity of our systems and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays, and losses of data. The occurrence of any of these risks could harm our business.

WE RELY ON TRADE SECRET PROTECTION TO PROTECT SOME OF OUR RIGHTS

To date we have relied to a significant degree on trade secret laws and technical measures to establish and protect our proprietary rights. Secrecy, copyrights and other methods to protect our intellectual property rights may prove to be ineffective or inadequate to prevent imitation of our services or products or to prevent others from claiming violations of their proprietary rights by us. In addition, others may assert rights in our proprietary rights. Our customer lists are also of great value to our business, and if a competitor acquired these lists, it could harm our business.

WE WILL DEPEND ON ACCEPTANCE OF OUR BRAND NAMES

We believe that the development of brand name recognition is critical to the success of most businesses, including our own, particularly with the recent and growing increase in the number of companies that are conducting business on the Internet. Development and awareness of the Company brand name will depend largely on our success in increasing our customer base and strategic relationships. If consumers do not perceive us as offering a desirable way to access digital content and software or other e-commerce companies do not perceive us as an effective marketing and sales channel for their products or services, we would be unsuccessful in promoting our brand name.

WE NEED TO PROTECT OUR BUSINESS NAMES

We have only recently commenced a program designed to obtain trademark registrations for our software and our business names and service mark registrations for our service names. We may be unable to obtain such protections. Registrations or other protections of names may prove to be inadequate to prevent imitation of our names or to prevent others from claiming violations of their trademarks and service marks by us. In addition, others may assert rights in our trademarks and service marks.

WE COULD FACE LIABILITY FOR MATERIALS DISSEMINATED THROUGH THE INTERNET

The law relating to the liability of Internet service companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against Internet service companies under both U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet auctions and other services. This could increase our cost of doing business or otherwise harm our business.

OUR EVOLVING BUSINESS PLAN MAY CHANGE

We intend to continue to develop our business plan and to explore opportunities to expand the breadth and depth of our products and services. Changes in how business is generally conducted could prevent us from achieving our business objectives. Financially more powerful providers that offer competitive services or products could also prevent us from achieving our business objectives.

CLAIMS AND LEGAL PROCEEDINGS

- In September, 1999 a lawsuit was filed by C-Group, Inc. in United States District Court, District of Maryland, against Intermark seeking $99,110 for goods that were claimed to be purchased by Intermark. In October, 1999, the plaintiff amended the complaint and reduced the amount of the claim to $81,326. In March 2001 a judgment was entered against Intermark in the amount of $133,658 related to the claim against Intermark which included $52,332 related to a claim against Softkat. The Company was not properly notified and the judgment will be appealed. As of June, 2001 the Company accrued $133,658.

On April 3, 2001, a lawsuit was filed by BFree Ltd. in Superior Court, County of Orange, California, against the Company as successor to Innovus Corporation, seeking $25,544 for goods and services claimed to have been provided to Innovus during 1997. The claim is included in pre-acquisition liabilities on the accompanying balance sheets. Subsequent to December 31, 2001 the Company entered into a settlement agreement with Bfree Ltd. Under the agreement the Company is to pay $4,000 in monthly increments of $500 starting on March 15, 2002. The amount bears interest at 10%.

On July 18, 2001, David P. Noyes, the Company's former Chief Financial Officer, filed a claim with the Labor Commissioner, State of California, for wages due under an employment contract seeking $96,572. Mr. Noyes was terminated for cause by the Company in November 2000. Subsequent to December 31, 2001 the Labor Commission found that David P. Noyes had been terminated with cause. However, the Labor Commission awarded David P. Noyes $11,695 for un-reimbursed expenses and $1,544 for accrued interest on those expense. The Company accrued these amounts during the year ended December 31, 2001.

On August 9, 2001, Donald Watters ("Watters"), a former officer/director of the Company, filed suit alleging various causes of action for breach of contract as well as breach of fiduciary duties against the Company and each member of its board of directors. Watters alleges that the Company breach his employment contract and he seeks economic damages in the amount of $2,421,290 along with imposition of punitive damages. The company has vigorously defended this action and in fact filed a cross-complaint against Watters for breach of contract, breach of fiduciary duties and related claims.

On July 26, 2001, Bixby Land Company, the Company's landlord, filed an unlawful detainer action to recover delinquent rent and penalties in the amount of approximately $125,000. On November 1st, 2001 the Company relocated its corporate offices to 29 Hubble Irvine, CA 92618. In October a settlement agreement with Bixby Land Company was reached regarding a settlement of the Company's liability of $808,134 with respect to a lease obligation for the Tustin facility. The settlement agreement provided that the Company would be release from all future payments under the terms of the lease if the Company made payments totaling $100,000 and transferred the Company's existing $60,010 security deposit to the landlord. The Company did not make the required payments under the settlement agreement. In October 2001, Bixby received a judgment against the Company for $136,058. As of December 31, 2001, the Company accrued the $136,058 and expensed the security deposit. Additionally in conjunction with this event the Company has written off the total net asset value of its leasehold improvements of $51,174.

On July 27, 2001, the Company filed a complaint against eLiberation Corporation, which was subsequently amended January 3, 2002. The Company seeks compensatory damages in the amount of $39,671. The company received a settlement agreement consisting of cancellation of the cross complaint and $52,000 in payments to eSynch, the total of which are due by October 15th, 2002.

On August 9, 2001, an action was filed in California Superior Court, County of Orange, against the Company, certain officers and its current Directors by Donald C. Watters, the Company's former president, chief operating officer and director, claiming breaches of contract, good faith and fair dealing, and fiduciary duty, and adverse employment action in violation of public policy. Mr. Watters is seeking general damages of not less than $2,780,000, punitive damages, interest, attorney's fees and court costs. Mr. Watters was terminated by the Company for cause. The Company believes that the claims are without merit and intends to vigorously defend the action and thus nothing has been accrued as of December 31, 2001.

On August 10, 2001, a lawsuit was filed by Kforce.com seeking to collect approximately $43,000 to be owed under a consulting services agreement. During 2001, the Company stipulated a judgment in favor of Kforce.com. The judgment is fully accrued in the Company's financial statements as of December 31, 2001.

In September, 2001 a lawsuit was filed by Technopolis Communications, Inc. in the Superior Court of California, County of Orange, against Innovus Corporation, dba eSynch Corporation, seeking $35,733 for services claimed to have been provided to eSynch. The case is currently in the discover stage and a mandatory settlement conference date has been set. As of December 31, 2001 the Company has accrued $50,000.

On April 8, 2002 Adams Business Media filed a request for entry of default for $11,000 for advertising services. The request was not contested. This amount has been included in the account payable liability account.

On April 17, 2002 a request for Entry of Default was filed by Information Leasing Corporation for $179,364. The request was not contested. This amount was fully accrued in Capital Lease Obligations - Current Portion as of March 31, 2002.

On May 21, 2002 Internap filed a request for entry of default with no specified amount. The request was not contested. As of June 30, 2002 the Company carried a balance of $17,798 for this vendor in accounts payable. On May 9, 2002 wherein Garfinkle Limited Partnership II ("GLP") alleged breach of a $450,000 promissory note. On August 21, 2002, the court granted GLP's application for right to attach order against the Company for the approximate sum of $528,696.20. The Company is currently negotiating to resolve this matter.

On May 31, 2002 Reuters Newsmedia filed a request for entry of default with no specified amount. The Company believes the summons was not properly served and the request is therefore invalid. As of June 30, 2002 the Company carried a balance of $70,000 for this vendor in accounts payable.

On August 23, 2002 by Heller, Ehrman, White & McAuliffe LLP who previously provided legal services. The complaint seeks breach of contract damages in the principal sum of $147,531.09. The Company's position is the amount is unsubstantiated and has filed an application for non-binding fee arbitration.

ADDITIONAL  RISKS

In addition to matters affecting the Company's industry generally, factors which could cause actual results to differ from expectations include, but are not limited to (i) sales of the Company's products which may not rise to the level of profitability; (ii) due to the rapidly changing and intensely competitive nature of the industry, competitors may introduce new products with significant competitive advantages over the Company's products; (iii) the Company may not have sufficient resources, including any future financing it is able to obtain, to sustain marketing and other operations; (iv) the Company may be unable to attract and retain sufficient management and technical expertise, or may lose key employees; (v) the Company's contractual or legal efforts to protect its confidential information or intellectual property may be inadequate or ineffective to provide protection, and the Company may be unable financially to pursue legal remedies that may be available; (vi) the Company's selection, due diligence, execution, and integration of acquisitions may not prove effective or reasonable; (vii) the Company may suffer in material respects from the direct or indirect effects of hackers on public utilities, telecommunications networks, customers, vendors, service providers, web site hosting services, and the economy or financial markets generally; (viii) the Company may suffer from other technical or communications problems, such as power outages, system failures, system crashes, or sabotage; and (ix) the Company may be subjected to unknown or unanticipated risks and uncertainties, or be unable to assess or address risks and uncertainties.

                    FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") and such forward-looking statements are subject to the safe harbors created thereby. For this purpose, any statements contained in this prospectus except for historical information may be deemed to be forward-looking statements. Also, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to help you identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

* Our expectations about the marketplace and consumer acceptance. * Our marketing and sales plans.
* Our expectations regarding the growth of our business and success of our business model.
* Our ability to introduce new services and products and improve technology. * The success of our technology.

These statements are not guarantees of future performance. Future performance is subject to risks, uncertainties and assumptions that are difficult to predict and may be beyond our control. Therefore, our actual results could differ materially from anticipated results. These risks and uncertainties include those noted in "Risk Factors" above.

We do not undertake any obligation to update or revise any forward- looking statements contained in this prospectus for any reason, even if new information becomes available or other events occur in the future.

                                 USE OF PROCEEDS

The proceeds from the sale of each Selling Stockholder's common stock will belong to the Selling Stockholder. The Company will not receive any of the proceeds from such sales of the common stock.



                                                      SELLING STOCKHOLDERS



                                    SHARES BENEFICIALLY     NUMBER OF SHARES OFFERED
                                  OWNED PRIOR TO OFFERING   BY THE PROSPECTUS (2)(3)

Name . . . . . . . . . . . . . .   Number of Shares          Percent                    Number of Shares        Percent
--------------------------------  ---------------------     --------                   ---------------------    --------
Murray Goldenberg. . . . .(1)                 1,000,000        1.14%                              1,000,000       1.14%
Danniel Loy. . . . . . . .(1)                 1,000,000        1.14%                              1,000,000       1.14%
Joseph Malaki             (1)                 1,000,000        1.14%                              1,000,000        114%
Owen Naccarato . . . . . .(1)                   200,000        0.23%                                200,000       0.23%
Lee Puglisi. . . . . . . .(1)                   600,000        0.34%                                600,000       0.34%
Thomas Hemingway . . . . .(1)                 2,000,000        2.27%                              2,000,000       2.27%
T. R. Hutt . . . . . . . .(1)                 1,000,000        1.14%                              1,000,000       1.14%
James Budd . . . . . . . .(1)                 1,000,000        1.14%                              1,000,000       1.14%
Mark Utzinger. . . . . . .(1)                 1,000,000        1.14%                              1,000,000       1.14%
David Lyons. . . . . . . .(1)                 1,000,000        1.14%                              1,000,000       1.14%
Mike Eubanks . . . . . . .(2)                   250,000        0.28%                                250,000       0.28%
Robin Cruse. . . . . . . .(2)                   250,000        0.28%                                250,000       0.28%
Donna Naquila. . . . . .  (2)                   250,000        0.28%                                250,000       0.28%
Chad Myers . . . . . . . .(2)                   250,000        0.28%                                250,000       0.28%
Thomas Hemingway . . . .  (2)                 1,000,000        1.14%                              1,000,000       1.14%
T. R. Hutt . . . . . . . .(2)                 1,000,000        1.14%                              1,000,000       1.14%
James Budd . . . . . . . .(2)                 1,000,000        1.14%                              1,000,000       1.14%
Mark Utzinger. . . . . . .(2)                   750,000        0.85%                                750,000       0.85%
David Lyons. . . . . . . .(2)                 1,000,000        1.14%                              1,000,000       1.14%
Bobby Orbach . . . . . . .(2)                 1,000,000        1.14%                              1,000,000       1.14%
                                       ---------------------- -----
   Total . . . . . . . . . . . .               16,550,000                     100.00%             16,550,000    100.00%



(1) Represents shares beneficially owned by the named individual, including shares that such person has the right to acquire within 60 days of the date of this Offer Prospectus. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.
(2) Includes all Shares issued to such named individuals upon the exercise of options granted under the Amended 1997 Employee Incentive Plan.
(3) Does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares of common stock offered shall be determined from time to time by each selling stockholder in his or her sole discretion.
(4) Based upon 88,323,929 shares outstanding as of September 9, 2002.



                              PLAN OF DISTRIBUTION

The shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve block transactions:

* on the Over-the-Counter Bulletin Board or on such other market on which the common stock may from time to time be trading;

* in privately-negotiated transactions;

* through the writing of options on the shares;

* short sales; or

* any combination thereof.

The sale price to the public may be:

* the market price prevailing at the time of sale;

* a price related to such prevailing market price;

* at negotiated prices; or

* such other price as the Selling Stockholders determine from time to time.

The shares may also be sold pursuant to Rule 144. The Selling Stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The Selling Stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.

The Selling Stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No Selling Stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a Selling Stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

The Selling Stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited form simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We have agreed to indemnify the Selling Stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING STOCK

The authorized capital stock of the Company consists of 250,000,000 shares of common stock, $.001 par value, and 1,000,000 shares of Preferred Stock, $.001 par value of which 275 shares of the Preferred Stock are designated as Series J Convertible Preferred Stock, 250 shares are designated as Series K Convertible Preferred Stock, 220 shares are designated as Series M Convertible Preferred Stock.

As of September 9, 2002, there were 88,323,929 shares of common stock outstanding, which were held by approximately 497 stockholders of record and held by approximately 1,798 stockholders beneficially. At the same date, there were 61.5 shares of Series J Convertible Preferred Stock outstanding, 25.5 shares of Series K Convertible Preferred Stock outstanding, and 196.9 shares of Series M Convertible Preferred Stock outstanding. (See "Preferred Stock," below.)

The Company previously issued Series A, Series C, Series D, Series E, Series F, Series G, Series H, Series I, and Series L Preferred shares, none of which remain outstanding.

COMMON STOCK

Subject to legal and contractual restrictions on payment of dividends, the holders of common stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to receive all of the remaining assets of the Company available for distribution to its stockholders after satisfaction of all its liabilities and the preferences on Preferred Stock. Holders of our common stock do not have any preemptive, conversion or redemption rights and there are no sinking fund provisions applicable to our common stock.

Record holders of our common stock are entitled to vote at all meetings of stockholders and at those meetings are entitled to cast one vote for each share of record that they own on all matters on which stockholders may vote. Stockholders do not presently have cumulative voting rights in the election of the Company's directors. As a result, the holders of a plurality of the outstanding shares can elect all of the directors of the Company, and the holders of the remaining shares are not able to elect any of the Company's directors.

All outstanding shares of common stock are fully paid and nonassessable, and all shares of common stock to be offered and sold in this offering will be fully paid and nonassessable.

COMMON STOCK OPTIONS

The Company has a 1999 Stock Incentive Plan under which 3,000,000 shares of common stock have been reserved for grants under the plan. The Company is increasing the shares of common stock reserved for grants under the plan by 9,000,000 shares to a total of 12,000,000 shares. The grants may be in the form of options, stock purchase rights or stock grants. The Board of Directors, or a committee designated by the Board of Directors, has discretion to determine the terms of the grants and the recipients of grants.

Options can be issued with an option term of up to ten years. Options and restricted stock may be subject to vesting restrictions. Vesting may be either
(a) over a period of time, (b) immediately upon grant, (c) upon the occurrence of certain events, (d) upon attainment of performance goals, or (e) a combination of any of these.

At September 9, 2002, there were outstanding options to purchase 3,106,432 shares of common stock under the 1999 Stock Incentive Plan and outstanding options to purchase no other shares of common stock outside the plan.

PREFERRED STOCK

The Board of Directors has the authority, without further action by the stockholders, to issue the authorized and unissued shares of preferred stock in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preferences, number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. This provision may be deemed to have a potential anti-takeover effect, and the issuance of preferred stock in accordance with such provision may delay or prevent a change of control of the Company.

SERIES J CONVERTIBLE PREFERRED STOCK

The Series J Convertible Preferred Stock was issued for an original issue price of $10,000 per share.

The holders of Series J Convertible Preferred Stock are entitled to dividends at the rate of 7% per year. The dividends are not required to be paid until conversion or redemption of the shares or an acquisition of the Company; however unpaid dividends will cumulate. We have the option of paying the dividends either in cash or in our common stock (in the latter case, based on the conversion price then in effect).

The holders of Series J Convertible Preferred Stock are entitled to a preference in the event the Company is liquidated. That preference is $10,000 per share, plus cumulated and unpaid dividends. The Series J Convertible Preferred Stock, the Series K Convertible Preferred Stock, and the Series L Convertible Preferred Stock are on parity as to liquidation preferences but junior to the Secured Convertible Debentures. Any and all of the remaining assets could be distributed to holders of junior securities (e.g., other shares of preferred stock or common stock), in order of seniority.

We must give holders of Series J Convertible Preferred Stock 45 days' notice prior to a merger or acquisition of the Company. Such a transaction can only be effected if the holders of the Series J Convertible Preferred Stock maintain their relative rights, preferences and privileges. A transaction that is inconsistent with this provision is prohibited.

Holders of Series J Convertible Preferred Stock are not entitled to vote in the election of directors. The vote of holders of three-fourths of the Series J Convertible Preferred Stock outstanding is required, however, to reclassify any of our outstanding securities (e.g., a stock split), to make a distribution with respect to any stock that is junior to the Series J Convertible Preferred Stock (e.g., any dividend to holders of common stock), or to authorize any securities senior to the Series J Convertible Preferred Stock.

The Series J Convertible Preferred Stock became convertible into common stock on January 28, 2000. The terms of the Series J Convertible Preferred Stock will not permit the conversion of Series J Convertible Preferred Stock by a Selling Stockholder if it and its affiliates would thereby own more than 4.99% of the outstanding common stock.

The Series J conversion price was initially equal to $3.50, subject to adjustment. The conversion price of Series J Convertible Preferred Stock was subject to a floor price of $3.50 until January 28, 2000. At the $3.50 price, the number of shares of common stock issuable upon conversion of one share of Series J Convertible Preferred Stock would be equal to $10,000.00 plus accrued and unpaid dividends divided by $3.50.

After January 28, 2000, the conversion price became the lower of $3.50 or 80% of the average of the six lowest closing bid prices in the twenty trading-day period ending on the day before conversion.

For illustration, the shares of Series J Convertible Preferred Stock would be convertible into the following numbers of shares of common stock at these trailing average prices if the 61.5 shares outstanding on August 26, 2002, are converted:


Average of         Conversion          Common Stock      Percentage of
Lowest               Price             Issuable on       Outstanding
Closing Bid                          Full Conversion     Common Stock
----------------   ----------        ---------------     --------------
$.0283              $.0227            24,072,176            21.42%


The conversion price is also subject to ordinary adjustments to prevent dilution. Cash is payable in lieu of issuing any fractional shares upon conversion.

The Series J Convertible Preferred Stock will automatically convert into common stock on the third anniversary of the issuance of the Series J Convertible Preferred Stock (the third anniversaries fall between August 2002 and October
2002), with extensions in certain events until not more than two years later. The conversion price is the same as the normal conversion price that is applicable on the date conversion becomes mandatory.

We have the right to redeem all or any of the outstanding Series J Convertible Preferred Stock for cash. The redemption price is $12,000 per share, plus cumulated dividends. The Company is required to give the holders 30 days' notice and to deposit the redemption price in escrow.

In the event of a merger, acquisition, or sale of all of the Company's assets, we are required to redeem all of the outstanding Series J Convertible Preferred Stock. The redemption price in this event will be the greater of $12,500 per share or the value of the number of shares of common stock issuable upon conversion based on the closing bid price of the common stock, on the day preceding the consummation of the transaction. The redemption price in such event is payable at least $12,500 per share in cash and the balance, if any, in cash or our shares of common stock, at our election.

Each holder of Series J Convertible Preferred Stock has a right to require us to redeem all or a portion of its Series J Convertible Preferred Stock for cash if we breach any agreement or representation made to the holders of Series J Convertible Preferred Stock in a material respect, or in the event the effectiveness of the registration statement that includes this prospectus lapses or trading is suspended for a period of five consecutive business days, or if we fail to perform our obligations to such holders concerning delivery of common stock upon conversion within ten business days. The redemption price in this event will be the greater of $12,500 per share or the value of the number of shares of common stock issuable upon conversion based on the closing bid price of the common stock, on the day preceding the triggering event.

SERIES K CONVERTIBLE PREFERRED STOCK

The Series K Convertible Preferred Stock was issued for an original issue price of $10,000 per share.

The holders of Series K Convertible Preferred Stock are entitled to dividends at the rate of 7% per year. The dividends are not required to be paid until conversion or redemption of the shares or an acquisition of the Company; however unpaid dividends will cumulate. We have the option of paying the dividends either in cash or in our common stock (in the latter case, based on the conversion price then in effect).

The holders of Series K Convertible Preferred Stock are entitled to a preference in the event the Company is liquidated. That preference is $10,000 per share, plus cumulated and unpaid dividends. The Series J Convertible Preferred Stock, the Series K Convertible Preferred Stock and the Series M Convertible Preferred Stock are on a parity as to liquidation preferences but junior to the Secured Convertible Debentures. Any and all of the remaining assets could be distributed to holders of junior securities (e.g., other shares of preferred stock or common stock), in order of seniority.

We must give holders of Series K Convertible Preferred Stock 45 days' notice prior to a merger or acquisition of the Company. Such a transaction can only be effected if the holders of the Series K Convertible Preferred Stock maintain their relative rights, preferences and privileges. A transaction that is inconsistent with this provision is prohibited.

Holders of Series K Convertible Preferred Stock are not entitled to vote in the election of directors. The vote of holders of three-fourths of the Series K Convertible Preferred Stock outstanding is required, however, to reclassify any of our outstanding securities (e.g., a stock split), to make a distribution with respect to any stock that is junior to the Series K Convertible Preferred Stock (e.g., any dividend to holders of common stock), or to authorize any securities senior to the Series K Preferred.

The Series K Convertible Preferred Stock became convertible into common stock on April 29, 2000. The terms of the Series K Convertible Preferred Stock will not permit the conversion of Series K Convertible Preferred Stock by a Selling Stockholder if it and its affiliates would thereby own more than 4.99% of the outstanding common stock.

The Series K conversion price is initially equal to $3.50, subject to adjustment. The conversion price of Series K Convertible Preferred Stock was subject to a floor price of $3.50 until April 29, 2000. At the floor price, the number of shares of common stock issuable upon conversion of one share of Series K Convertible Preferred Stock would be equal to $10,000.00 plus accrued and unpaid dividends divided by $3.50.

After April 29, 2000, the conversion price became the lower of $3.50 or 80% of the average of the six lowest closing bid prices in the twenty trading- day period ending on the day before conversion.

For illustration, the shares of Series K Convertible Preferred Stock would be convertible into the following numbers of shares of common stock at these trailing average prices if the 25.5 shares outstanding on August 26, 2002 are converted:



Average of                             Common Stock      Percentage of
Lowest             Conversion          Issuable on       Outstanding
Closing Bid         Price           Full Conversion     Common Stock
----------------   ----------        ---------------     --------------
$.0283              $.0227             4,072,191            4.41%



The conversion price is also subject to ordinary adjustments to prevent dilution. Cash is payable in lieu of issuing any fractional shares upon conversion.

The Series K Convertible Preferred Stock will be automatically converted into common stock on the third anniversary of the issuance of the Series K Convertible Preferred Stock (the third anniversaries fall between December 2002 and January 2003), with extensions in certain events until not more than two years later. The conversion price is the same as the normal conversion price that is applicable on the date conversion becomes mandatory.

We have the right to redeem all or any of the outstanding Series K Convertible Preferred Stock for cash. The redemption price is $12,000 per share, plus cumulated dividends. The Company is required to give the holders 30 days' notice and to deposit the redemption price in escrow.

In the event of a merger, acquisition, or sale of all of the Company's assets, we are required to redeem all of the outstanding Series K Convertible Preferred Stock. The redemption price in this event will be the greater of $12,500 per share or the value of the number of shares of common stock issuable upon conversion based on the closing bid price of the common stock, on the day preceding the consummation of the transaction. The redemption price in such event is payable at least $12,500 per share in cash and the balance, if any, in cash or our shares of common stock, at our election.

Each holder of Series K Convertible Preferred Stock has a right to require us to redeem all or a portion of its Series K Convertible Preferred Stock for cash if we breach any agreement or representation made to the holders of Series K Convertible Preferred Stock in a material respect, or in the event the effectiveness of the registration statement lapses or trading is suspended for a period of five consecutive business days, or if we fail to perform our obligations to such holders concerning delivery of common stock upon conversion within ten business days. The redemption price in this event will be the greater of $12,500 per share or the value of the number of shares of common stock issuable upon conversion based on the closing bid price of the common stock, on the day preceding the triggering event.

SERIES M CONVERTIBLE PREFERRED STOCK

The Series M Convertible Preferred Stock was issued for an original issue price of $10,000 per share on the following terms.

The holders of Series M Convertible Preferred Stock are entitled to dividends at the rate of 8% per year. The dividends are not required to be paid until conversion or redemption of the shares or an acquisition of the Company; however unpaid dividends will cumulate. We have the option of paying the dividends either in cash or in our common stock (in the latter case, based on the conversion price then in effect).

The holders of Series M Convertible Preferred Stock are entitled to a preference in the event the Company is liquidated. That preference is $10,000 per share, plus cumulated and unpaid dividends. The Series J Convertible Preferred Stock, the Series K Convertible Preferred Stock and the Series M Convertible Preferred Stock are on a parity as to liquidation preferences but junior to the Secured Convertible Debentures. Any and all of the remaining assets could be distributed to holders of junior securities (e.g., other shares of preferred stock or common stock), in order of seniority.

A merger or acquisition of the Company can only be effected if the holders of the Series M Convertible Preferred Stock maintain their relative rights, preferences and privileges. A transaction that is inconsistent with this provision is prohibited.

Holders of Series M Convertible Preferred Stock are not entitled to vote in the election of directors. The vote of holders of three-fourths of the Series M Convertible Preferred Stock outstanding is required, however, to reclassify any of our outstanding securities (e.g., a stock split), to make a distribution with respect to any stock that is junior to the Series M Convertible Preferred Stock (e.g., any dividend to holders of common stock), or to authorize any securities senior to the Series M Convertible Preferred.

The Series M Convertible Preferred Stock became convertible into common stock on the date of issue. The terms of the Series M Convertible Preferred Stock will not permit, without prior shareholder approval, the conversion of Series M Convertible Preferred Stock by a Selling Stockholder if it and its affiliates would thereby own more than 19.99% of the outstanding common stock as of the date of original issue.

The Series M Convertible Preferred Stock conversion price is the lower of $1.375 or 78% of the average of the three lowest closing bid prices in the twenty trading-day period ending on the day before conversion.

For illustration, the shares of Series M Convertible Preferred Stock would be convertible into the following numbers of shares of common stock at these trailing average prices if the approximately 196.9 shares outstanding on September 9, 2002 are converted:



Average of                             Common Stock      Percentage of
Lowest             Conversion          Issuable on       Outstanding
Closing Bid          Price           Full Conversion     Common Stock
----------------   ----------        ---------------     --------------
$.0283              $.0221             93,279,176            51.36%


The conversion price is also subject to ordinary adjustments to prevent dilution. Cash is payable in lieu of issuing any fractional shares upon conversion.

The Series M Convertible Preferred Stock will be automatically converted into common stock on the third anniversary of the issuance of the Series M Convertible Preferred Stock (the third anniversary being January 2004). The conversion price is the same as the normal conversion price that is applicable on the date conversion becomes mandatory.

We have the right to redeem all or any of the outstanding Series M Convertible Preferred Stock for cash. The redemption price shall be the outstanding principal amount multiplied by 120% plus cumulated dividends in each case. The Company is required to deposit the redemption amount in escrow upon notice to the holders. Upon receipt of the redemption notice, the holders of Series M Convertible Preferred may elect to convert up to fifty percent (50%) of the redemption amount so long as the Company receives such election with 24 hours of the holder receiving the redemption notice.

WARRANTS

The Company has warrants outstanding, issued to the initial holders of Series J Convertible Preferred Stock, entitling them to purchase 112,500 shares at approximately $3.00 per share expired on August 13, 2002, 75,000 shares at approximately $5.175 expiring September 30, 2002, and a warrant expiring October 29, 2002 to purchase 9,375 shares at a price of approximately $3.45 per share.

The Company has warrants outstanding, issued to the initial holders of Series K Convertible Preferred Stock, entitling them to purchase 150,000 shares of common stock. These include warrants expired December 31, 2002 to purchase up to 112,500 shares at an initial price of $6.47 per share and warrants expiring January 31, 2003 to purchase up to 37,500 shares at $12.36 per share, initially.

The Company has warrants outstanding, issued to the initial holders of Series M Convertible Preferred Stock, entitling them to purchase 1,125,000 shares of common stock expiring January 23, 2006, with an exercise price of $1.375.

The Company has warrants outstanding held by the initial Buyers and placement agent associated with the Secured Convertible Debentures that entitle those holders to purchase shares of common stock. They include warrants expiring December 7, 2005 entitling them to purchase 312,500 shares at $1.375 per share.

Also, there are warrants outstanding held by others to purchase approximately an additional 1,438,334 shares at various prices and expiring at various times. These warrants generally are at prices ranging from $0.50 to $4.50 and generally expire 5 years after issuance.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

The Delaware General Corporation Law, certain terms of the Secured Convertible Debentures, Series J Convertible Preferred Stock, Series K Convertible Preferred Stock or Series M Convertible Preferred Stock, and our ability to issue the authorized and available shares of Preferred Stock and common stock may prevent or delay a takeover of our company. Thus the holders of common stock might not be able to realize a premium price for their shares.

TRANSFER AGENT AND REGISTRAR

The stock transfer agent and registrar for our common stock is Interwest Transfer Company, Inc., located at 1981 E. Murray Holladay Road, Salt Lake City, Utah 84117.

DIVIDEND POLICY

Under applicable law, dividends cannot be paid until we have generated earnings. Also we are prohibited from paying cash dividends to the holders of common stock while any Secured Convertible Debentures, Series J Convertible Preferred Stock, Series K Convertible Preferred Stock or Series M Convertible

Preferred Stock are outstanding. However, it will be our policy to retain internally generated funds to support future expansion of our business. Accordingly, even if we do generate earnings, and even if we are not prohibited from paying dividends, we will not declare or pay cash dividends on our common stock, at least for the foreseeable future.



                     INTERESTS OF NAMED EXPERTS AND COUNSEL

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for the Company by Naccarato and Associates, Irvine, California. Attorneys who are members of, employed by or of counsel with Naccarato and Associates participating in such matter on behalf of such firm beneficially owned as of September , 2002, own 200,000 shares of common stock of the Company.

EXPERTS

The consolidated financial statements of the Company and Subsidiaries as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 and December 31, 2000, each included in this Prospectus have been audited by Hansen, Barnett & Maxwell, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                     MATERIAL CHANGES AND SUBSEQUENT EVENTS

ACQUISITION

As reflected in the 8-K filed July 31, 2002, Pursuant to an Escrow Agreement and Irrevocable Proxy (the "Agreement") effective as of July 31, 2002, between eSynch and NACIO SYSTEMS, INC., a California corporation ("Nacio"), eSynch's purchase from Nacio all of the issued and outstanding shares of common stock of Nacio contingent upon Order of Confirmation of the Plan of Reorganization issued by the Court. Nacio is California based and provides high-reliability hosting, commercial-grade Internet connectivity and outsourcing solutions and support services for businesses that rely on the Internet for daily operations. On March 12, 2002, Nacio filed for voluntary Chapter 11 bankruptcy in the United State Bankruptcy Court, Northern District of California, Santa Rosa Division (the "Court"), Chapter 11 Case No. 02-10596. The transaction will be consummated upon completion of Nacio's plan of reorganization. eSynch intends to continue in this line of business. eSynch will acquire one hundred percent (100%) ownership interest in Nacio in exchange for 30,000,000 shares of eSynch's common stock contingent upon Order of Confirmation of the Plan of Reorganization issued by the Court.

RECENTLY  ENACTED  ACCOUNTING  STANDARDS

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, this statement modifies the criteria for classification of gains or losses on debt extinguishments such that they are not required to be classified as extraordinary items if they do not meet the criteria for classification as extraordinary items in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company will be required to apply the provisions of this standard to transactions occurring after December 31, 2002 and early application is encouraged. Management has assessed the impact of this standard and has determined that the Company's gains from extinguishment of debt do not qualify as an extraordinary item because they are not unusual and infrequent to the Company. Accordingly, the extraordinary gain from extinguishment of debt in the Company's financial statements for the years ended December 31, 2001 and 2000 and for the six months ended June 30, 2002 will be reclassified when those financial statements are presented after December 31, 2002. The adoption of this standard in 2003 is expected to increase net loss before extraordinary items by $545,874 and $96,436 during the years ended December 31, 2001 and 2000 and by $8,349 during the six months ended June 30, 2002.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. The Company will be required to apply this statement prospectively for any exit or disposal activities initiated after December 31, 2002. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The documents listed below have been filed by the Company with the Commission under the Exchange Act and are incorporated herein by reference:

a. The Company's Annual Report on Form 10-KSB for the year ended December 31, 2001, filed April 16, 2002;

b. The Company's Current Report on Form 8-K filed on July 31, 2002, reporting Acquisition of Nacio Systems.

c. Quarterly Report on Form 10-QSB\A for the period ended June 30, 2002, filed August 26, 2002;

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Report and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Report and to be a part thereof from the date of filing of such documents.

Any Statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Report to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Report.

The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. SEC maintains an Internet site that contains Report, proxy and information statements, and other information regarding issuers that file electronically with the SEC, the web address of which is http://www.sec.gov.

The Company will provide without charge to each person (including any beneficial owner) to whom a copy of this Report is delivered, upon the written or oral request of any such person, a copy of any or all the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or telephone requests should be directed to: T. Richard Hutt, Secretary, eSynch Corporation, 3511 W. Sunflower Ave. # 250 Santa Ana, CA 92704, telephone:
(714) 258-1900.

     DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
                                   LIABILITIES

The Company's Restated Certificate of Incorporation requires the Company to indemnify any and all persons who may serve or who have served at any time as directors or officers, or who, at the request of the board of directors of the Company, may serve, or at any time have served as directors or officers of another corporation in which the Company at such time owned or may own shares of stock, or which it was or may be a creditor, and the respective heirs, administrators, successors, and assigns. Indemnification is required to the full extent permitted by the General Corporation Law of Delaware as it may from time to time be amended. Subject to that limitation, the Company is required to provide indemnification against any and all expenses, including amounts paid on judgment, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually or necessarily by such persons in connection with the defense or settlement or any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be assessed against them or any of them, by reason of being or having been directors or officers of the Company, or such other corporation.

The Company's Restated Certificate of Incorporation provides that a director of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the General Corporation Law of Delaware as it may from time to time be amended or any successor provision thereto (which concerns unlawful payment of dividends or stock redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

The Bylaws of the Company permit indemnification of persons who were directors, officers, employees or agents of the Company or of another enterprise if the person was serving at the request of the board of directors of the Company as a director, officer, employee or agent of that enterprise. The indemnification is permitted either (a) if the person is successful on the merits in defending the claim or (b) if indemnification is authorized in the specific instance by the Company. If claims are brought in the Company's name against the indemnified person, indemnification is permitted only if the person was acting in good faith and in a manner reasonably believed to be in the best interests of the Company. If the person is unsuccessful in defending a claim brought in the Company's name, indemnification is only permitted if the court acting in the matter specifically allows it. The Company is authorized to advance expenses to a person upon that person's agreement to repay the Company if ultimately such person is not entitled to indemnification.

The Company has indemnification agreements with its directors and certain officers. These agreements require us to indemnify the parties to these agreements to the maximum extent permitted by applicable law and to advance expenses to such parties upon that such parties' agreement to repay the Company if ultimately such parties are not entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by eSynch Corporation (the "Company") with the Commission (File No. 0-26790) are incorporated in and made part of this registration statement by reference, except to the extent that any statement or information therein is modified, superseded or replaced by a statement or information contained in any other subsequently filed document incorporated herein by reference.

     (1) The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.
     (2). The Company's Current Report on Form 8-K filed on July 31, 2002, reporting Acquisition of Nacio Systems

     (3). Quarterly Report on Form 10-QSB\A for the period ended June 30, 2002, filed August 26, 2002;

     (4) The Company's definitive 14C proxy filed February 25, 2002 statement for its 2001 annual mailing to stockholders.

     (5) the Registrant's Form 8-A pursuant to Section 12 of the Exchange Act, in which there is described the terms, rights and provisions applicable to the Registrant's outstanding Common Stock, and

..       All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, subsequent to the filing hereof and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference and to be a part hereof from the date of filing such documents.

         For purposes of this registration statement, any document or any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a subsequently filed document or statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such document or such statement in such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.


ITEM 4. DESCRIPTION OF SECURITIES

          Not applicable.


ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

               Owen M. Naccarato, does consulting work for eSynch Corporation from time to time and is being issued 200,000 shares of the Company's common stock as consideration for filing this Registration Statement.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "Delaware GCL") empowers a Delaware corporation, including the Company, to indemnify its directors, officers, employees, and agents under certain circumstances. The Company's Restated Certificate of Incorporation (the "Certificate") provides that the Company shall indemnify current and former directors and officers of the Company or persons who serve or have served, at the request of the Company, as directors or officers of any other corporation in which the Company at such time owns or owned shares of stock or is or was a creditor, to the full extent authorized by the Delaware GCL as it may from time to time be amended. Moreover, the Certificate provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except (i) for any breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability under Section 174 of the Delaware GCL (involving certain unlawful dividends or stock repurchases), or (iv) for any transaction from which the director derived an improper personal benefit.

         Under the Delaware GCL, to the extent that an officer or director of a corporation is successful on the merits in the defense of an action, the corporation must indemnify such person for his or her actual and reasonable expenses incurred in connection with such defense. The Certificate provides that the Company shall indemnify officers and directors against any and all expenses, including amounts paid on judgment, counsel fees, and amounts paid in settlement (before or after suit is commenced) by such persons in connection with the defense or settlement of any claim, action, suit or proceeding in which they, or any of them, are made parties, to the full extent permitted by the Delaware GCL.

         Under its Bylaws, the Company may indemnify its directors, officers, employees and agents and the directors, officers, employees or agents of any other corporation if the person was serving at the request of the Company. The indemnification is required if the person is successful on the merits or otherwise in defending the claim and is permitted in other circumstances, if indemnification is authorized in the specific instance by the Company or by a majority vote of the Company's stockholders. Indemnification is permitted only if the person was acting in good faith in a manner reasonably believed to be in or not opposed to the best interests of the Company. If the person is judged to be liable to the Company in any action brought in the Company's name, indemnification is only permitted if the court acting in the matter specifically allows it. The Company is authorized to advance expenses to a director or officer upon that person's agreement to repay the Company if such person ultimately is not entitled to indemnification.

         The Company is also empowered under its Bylaws to purchase insurance on behalf of any person whom the Company is required or permitted to indemnify. The Company has entered into agreements with its directors and executive officers, which require the Company to indemnify such persons to the fullest extent permitted by law against certain losses that they may incur in legal proceedings arising in connection with their services to the Company and to advance expenses upon their agreement to repay the Company if such person is ultimately not entitled to indemnification.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED

               Not Applicable.

ITEM 8. EXHIBITS

     The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this Registration Statement.


ITEM 9. UNDERTAKINGS

         (a) The Company hereby undertakes to file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities
Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the registration statement.

         (b) The Company hereby agrees that, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (c) The Company hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

         (d) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California.



Date: September 27, 2002          ESYNCH CORPORATION


                                    /s/Thomas Hemingway
                                By:-------------------------
                                    Thomas Hemingway
                                    Chief Executive Officer
                                    & Director


In accordance with the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                                    /s/Thomas Hemingway
Date: September 27, 2002           ----------------------
                                    Thomas Hemingway
                                    Chief Executive Officer
                                    & Director

                                    /s/ David Lyons*
Date: September 27, 2002           ----------------------
                                    David Lyons
                                    President & Director

                                    /s/ T. Richard Hutt*
Date: September 27, 2002            ----------------------
                                    T. Richard Hutt
                                    Secretary, Vice President and
                                    Director

                                    /s/ James H. Budd*
Date: September 27, 2002            ----------------------
                                    James H. Budd
                                    Vice President and Director


                                    /s/ Robert Orbach*
Date: September 27, 2002            ----------------------
                                    Robert Orbach
                                    Director

                                    /s/ Mark Utzinger*
Date: September 27, 2002            ----------------------
                                    Mark Utzinger
                                    Chief Accounting Officer



*  By:/s/ Thomas Hemingway
      -------------------------
      Attorney-in-Fact

                                    EXHIBITS

                               ESYNCH CORPORATION
                         FORM S-8 REGISTRATION STATEMENT
                                  EXHIBIT INDEX



Exhibit No. Description
-----------  -----------

 5.1        Opinion of Naccarato and Associates.

 4.1        Consulting Agreement - Puglisi

 4.2        Consulting Agreement - Loy

 4.3        Consulting Agreement - Maleki

 4.4        Consulting Agreement - Goldenberg

 4.5        Consulting Agreement - Naccarato

10.1        1997 Stock Incentive Plan.

10.2        Amended 1997 Stock Incentive Plan.

23.1        Consent of Naccarato and Associates. (included in
            Exhibit 5.1).

23.2        Consent of Hansen Barnett & Maxwell.

24.1(1)     Power of Attorney.